U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                          FORM 10-SB - AMENDMENT NO. 1



                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                     CYOP SYSTEMS INTERNATIONAL INCORPORATED
                   (Formerly Triple 8 Development Corporation)
             (exact name of registrant as specified in its charter)


                                     NEVADA
         (State or other jurisdiction of incorporation or organization)


                                   98-0222927
                     (I.R.S. Employer Identification Number)




          Suite 300, 1286 Homer Street, Vancouver, B.C. V6B 2Y5 Canada
                    (Address of principal executive offices)


                            Telephone: (604)647-6400

                           (Issuer's telephone number)



        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Voting Equity Stock
                                (Title of Class)

                                TABLE OF CONTENTS



Item 1.  Description of Business..................................................................................3
   Business Development...........................................................................................3
   A Description of Our Business, Principal Products, Services and Markets........................................3
   Distribution Methods of our Products and Services..............................................................6
   Competitive Business Conditions and Our Competitive Position in the Industry...................................7
   Sources of Raw Material, Principal Suppliers..................................................................10
    Estimate of the Amount Spent During Each of the Two Last Fiscal Years on Research and Development Activities.10
    Number of Total Employees and Number of Full Time Employees..................................................10
Item 2.  Plan of Operation.......................................................................................11
Item 3.  Description of Property.................................................................................12
Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................12
Item 5.  Directors and Executive Officers, Promoters and Control Persons.........................................14
Item 6.  Executive Compensation..................................................................................14
Item 7.  Certain Relationships and Related Transactions..........................................................15
Item 8.  Description of Securities...............................................................................16
PART II..........................................................................................................16
Item 1.  Market for our Common Equity and Related Stockholder Matters............................................16
Item 2.  Legal Proceedings.......................................................................................18
Item 3.  Changes in and Disagreements with Accountants...........................................................18
Item 4.  Recent Sales of Unregistered Securities.................................................................18
Item 5.  Indemnification of Directors and Officers...............................................................19
PART - FINANCIAL STATEMENTS......................................................................................20
PART III.........................................................................................................54
Item 1.  Index to Exhibits.......................................................................................54



ITEM 1.  DESCRIPTION OF BUSINESS

Business Development

We were incorporated under the provisions of the General Corporation Act of the State of Nevada on October 29, 1999 as Triple 8 Development Corporation. We changed our name to CYOP Systems International Incorporated on November 2, 2000. We have not undergone any bankruptcy, receivership or similar proceedings.

On November 3, 2000, we entered into a share purchase agreement with the shareholders of CYOP Systems Inc. to acquire 100% of the issued and outstanding common shares of CYOP Systems. The negotiation for this acquisition was conducted at arm's length by our Chief Executive Officer, Mr. Keith Ebert. We issued 9,000,000 of our common shares in exchange for all of the issued and outstanding common shares of CYOP Systems. CYOP Systems' principal asset is its wholly owned subsidiary, Moshpit Entertainment Inc. All discussion of business operations in this Form 10SB relate to the operations of Moshpit Entertainment. Before acquiring CYOP Systems, we had not conducted any material operations.


CYOP Systems International Incorporated is the parent company in our corporate structure. This is the company being registered under this Form 10SB. CYOP Systems International Incorporated owns 100% of the common shares of CYOP Systems Inc., a Barbados company, which in turn owns 100% of the issued common shares of Moshpit Entertainment Inc. Moshpit Entertainment Inc. is a British Columbia company which is used to conduct all of our product development. Moshpit Entertainment will be the contracting party with service providers. Moshpit is a developer and provider of multimedia transactional technology solutions and services for the entertainment industry. Moshpit's range of products and services include financial transaction platforms for on-line video games, integrated e-commerce transaction technology for on-line merchants, publishing and distribution of music and animated film, and knowledge exchange through on-line education.


A Description of Our Business, Principal Products, Services and Markets

Our business model is built on an e-commerce transaction system applied to innovative market niches and existing strong markets in the entertainment industry. Our CYOP transaction network is the backbone to all existing and future ventures and is critical to providing seamless revenue streams and integrated business practices. The key to our products and services is the transactional engine that powers our e-commerce infrastructure. This transactional engine consists of in-house developed software.


Our in-house developed software creates our unique pay for play platform which allows real time on line competitions and all of the commercial processing that they involve. This intricate co-ordination of the receipt of fees, processing of game credits and revenue sharing makes our company unique.


Play-For-Pay Tournaments

The concept of professional video gaming is a widely anticipated expansion in the video game industry. Local area network game tournaments are sponsored which generate hundreds of thousands of dollars in top prizes for contestants. We have an infrastructure which we refer to as the Bloodmoney Universe to develop this trend of playing video games for money through the establishment of financial gaming accounts for members which allow contestants to compete in multi-player tournaments 24 hours a day, against people from around the world.


We are unaware of any existing or probable government regulations which would have an adverse affect on the implementation of our current business plan. We are relying on American and Canadian legal opinions to ensure that our business falls within current government regulations in those jurisdictions.


Our network is a transactional platform that links game players to a network of Internet servers that are hosting play-for-pay tournaments. Our network allows Bloodmoney Universe members to convert money in their financial account into game credits and compete in these tournaments. Successful competitors receive a percentage of tournament entry fees automatically deposited into their accounts.


Our Bloodmoney Universe is organized to generate three core revenue streams: membership fees, play-for-pay network maintenance fees, and credit card processing fees. The Bloodmoney Universe is operational. To date, a minimal amount of money has been spent of marketing our products and services. Accordingly, traffic to our site has been limited. A breakdown of our revenue to date by core revenue stream is provided below.

The Bloodmoney Universe was launched on the internet in December 2000. As of the date of this registration statement, we have sponsored 12,933 pay for play tournaments. The majority of these tournaments have been demonstration tournaments. We have distributed $4,051.10 in entry fees for winning tournaments to date.


Membership Fees


Much like a sporting facility, we will provide a number of membership services for our members through the Bloodmoney Universe; higher paying members receive greater services such as lower credit card processing fees. The Bloodmoney Universe is a complete virtual world with a story line, characters, game information, links, shopping, music, etc. where members can accumulate, spend or cash out their credits. As of the date of this registration statement, we have not generated membership fees and have not yet accepted any paying members.


Network Maintenance Fees


One of our divisions, CYOP studios, manages the games and tournament servers in the Bloodmoney Universe. Members wishing to compete in tournaments of skill for money are charged a network maintenance fee each time they access a play-for-pay tournament. The network maintenance fee is split between CYOP Systems, game developers and game server operators. As of the date of this registration statement, we have generated $1,168.00 in network maintenance fees. Game developers will set a network maintenance fee for their game with higher profile games having a higher network maintenance fee. Our company will advertise the new games within the Bloodmoney Universe. We will enter into agreements with game developers and server operators to share in their network maintenance fees that are all transaction based. Our company earns 40% of network maintenance fees with game developers and game server operators each earning 30% of network maintenance fees.

Server operators have full control over their tournaments including establishing the entry fee. Our company, game developers and game server operators do not take a percentage of the total accumulated by the entry fee. This total gets disbursed to winners of the tournaments based on set distribution percentages.

As of the date of this registration statement, we have entered into ten letters of intent with game developers. These letters of intent will be replaced with agreements as our company is able to demonstrate its ability to attract player traffic.


Credit Card Processing Fees


Our transaction network receives credit card processing fees for every deposit of cash into a member's financial account. This e-commerce transactional network is also the backbone for additional ventures which stem from the Bloodmoney Universe. As of the date of this registration statement, we have generated $188.19 in credit card processing fees.


Non-Competitive Strategy

We are committed to the Linux open source movement, which allows our members to share and contribute to the development of games. Our members will have access to all information surrounding game development and game hosting. All resources are available to members except the technology behind our processing network.

We allow members to use our technology to become play-for-pay game developers and game server operators. This open source strategy creates new business and integrates and binds members to our transaction network.

We developed the Bloodmoney Universe as a new playing field for the growing number of people playing games on-line.

How We Plan to Expand Our Business Model


The video game industry has many players. One of the biggest setbacks for talented game developers is finding a distribution channel to expose their games to a target market. As a solution for these developers, we have created a division, CYOP studios, to act as a distribution network within the Bloodmoney Universe. Through our entertainment network CYOP studios will promote Bloodmoney Universe games. As of the date of this registration statement, only our in-house developed game Urban Mercenary is being promoted using the Bloodmoney Universe. There are not yet any independent game developers using the Bloodmoney Universe to promote their games.

We will also be developing Big Deal Mall as an on-line shopping network where members can use credits or cash to purchase products straight out of their financial game accounts. As of the date of this registration statement, the Big Deal Mall does not have any products offered. It is an online shopping network in concept only.

On-line shopping portals are numerous and it is difficult to create customer loyalty. As a product retailer accessing a specific, vertical market through an established membership base, management believes big deal mall possesses potential to profit and expand into other product categories through customer evaluation strategies. We are developing a licensing plan for big deal mall's on-line merchant processing technology allowing business to set up their own e-commerce system through our transaction network.


Our information technology oriented audience creates a unique position for us to enter the growing on-line education market with a strong focus on technical and game development courses. Know University is powered by our transaction network, offering fee and credit-based courses for members as well as the opportunity for members to create and host their own tutorials.

This self-evolving model similar to the philosophy of the entire entertainment network creates a knowledge exchange environment that expands into a wide variety of subjects. The Know University infrastructure will be licensed out to other on-line educators and institutions as a means to bring their content on-line.

We are launching into the on-line music industry with a unique sales and distribution model. The Music Thing is a promotion and distribution portal for digital media on-line that provides a simple and profitable means for artists to distribute their music and an easy way for members to obtain music and artist-related content.

As with all our ventures, the Music Thing will involve cross-marketing within our transaction network. The Music Thing is integrated to our network following subscription-based and direct purchase models. The backend technology will also be licensed out to record companies and labels as a business model for distribution of their content on-line.

The key to the success of our business plan is the development of a sense of community where members can interact, learn and be entertained. Our network is not just a portal to play games for money, although this service alone should generate members. We are a complete, self-evolving virtual world with a story-line, interactive chat features and clubs, comic strips, knowledge exchange, shopping network, and music and game downloads and distribution that are all interconnected through member's accounts.


There are no organizations currently operating in our Big Deal Mall, Know University or Music Thing business segments.


Distribution Methods of our Products and Services.

Our product of providing on-line access to pay-for-play video gaming is not distributed in the conventional sense. Rather, video gamers log on to our internet site and register at one of the membership levels to enter play. We expect that news of our unique site and pay-for-play concept will spread quickly through the on-line gaming community. We also propose to advertise at venues such as the computer game developers conference, electronic entertainment exposition and various on-line traditional video game sites. Word of mouth and our targeted marketing plan will effectively be the way our product is distributed.

Competitive Business Conditions and Our Competitive Position in the Industry

Video games have often been dismissed as a rudimentary form of entertainment - lacking the glitz and glamour of Hollywood and prime time television. But, over the past few years, the games industry has been growing faster than any other part of the entertainment business. In terms of revenues, it is now running neck-and-neck with the movie box office. Movies still make much more money once television sales, videos and licensing deals are included.

The video game industry can be segregated into three main technology areas: game developers, platform developers, and game server operators. Game developers create games to be played on different platforms such as those developed by Sony, Sega and Nintendo, on personal computers or on arcade machines. With the introduction of the Internet, games are now hosted on servers where players from around the world log in and play.

In a recent report by Forrester Research, "Pervasive Gaming Goes Mainstream", August, 2000, it was found that 80% of game companies expect broadband-connected consoles to be the dominant home game platform by 2003. The Forrester Report suggests that next generation consoles are on route to become "an entire home entertainment system, encompassing games to Web browsing to eCommerce."

Internet-enabled consoles are ushering in a new generation of interactive gaming with technology that utilizes the Internet to create new dimensions in interactive gaming and which will transform the entertainment industry. The report outlines three evolutionary changes in technology that will create pervasive gaming:

         1.      Platforms will connect to the Internet and control TVs.
         2.      Pipes will deliver content at the speed of Broadband.
         3.      People will seamlessly segue from playing games to watching TV.

These changes will force new business models within the industry such as subscription and pay-per-use revenue streams. Advertising revenue will also increase substantially as interactive media advances technologically. Estimates of retail, hardware, subscription/pay-per-use, advertising and product placement sales put total games revenue at near 30 billion dollars by 2005.

Target Market

The myth that most gamers are children also seems to defy the changing gaming demographics. In reality, nearly 75% of PC gamers are adults, with only 30% being under the age of 18. The Forrester Report indicates that 25% of the on-line population plays games on-line, 49% are women and 51% are men, and they have a median age of 39. On-line gamers generate an average yearly income of $49,000 US/year and play an average of 13 hours/week.

Industry Players

Console Developers

The video game industry has some giants that are a dominant force in the marketplace. Sega, Sony, and Nintendo dominate the game platform market with a projected 80% by 2003. Microsoft has recently entered the console market with its Xbox and may become a dominate player in the next few years.

Publishers/Game Developers

Electronic Arts, headquartered in Redwood City, California, is the world's leading interactive entertainment software company. Founded in 1982, Electronic Arts posted revenues of more than $1.2 billion for fiscal 1999. The company develops, publishes and distributes software worldwide for personal computers and video game systems such as the PlayStation(R) and Nintendo(R) 64.

Blizzard Entertainment(R) is a premier publisher of entertainment software. Since establishing the Blizzard label in 1994, the company has quickly become one of the most popular and well respected makers of computer games. With blockbuster hits including the Warcraft (R) series, the Diablo. series, and StarCraft., the company has enjoyed back-to-back number-one selling games, as well as consecutive Game of the Year awards. Blizzard Entertainment operates a free online game service, Battle.net(R); the largest in the world with millions of active users.

As a known leader in the industry and one of the world's leading developers of best selling software, id Software has forged frenetic titles such as Wolfenstein 3-D, DOOM, DOOM II, QUAKE, and QUAKE II. With intense graphics and mind-blowing adventure, id creates frenzied demands worldwide and continues to break retail and shareware sales records. id has proven itself to be genius at more than just software development. Using non-traditional means of product distribution, shareware channels, online services, and the Internet . id has helped to create a new way to market computer games. id's tittles have become cultural phenomenon inspiring other developers while spawning mainstream licensing agreements for movie and book series . id games have been featured on prime time TV shows such as Friends and ER and in the movies The Net, Congo and Gross Point Blank.

Game Server Operators

On-line, multi-player games allow for the game player to link to game servers hosting the game. These game servers constitute any corporation or anyone with a server that wishes to host a game. Game server operators have not had a revenue generating model beyond providing a web portal where game players can log on and search for different games being hosted. The best estimate for the number of game servers today is the Championship League or CLQ which now monitors 218,660 servers and 10,830,173 players on-line.

Professional (for money) Video Game Leagues

Professional video gaming is a new concept that is gaining momentum within the video game industry. Two organizations have evolved to cultivate this new trend.

The Cyberathlete Professional League (CPL) was founded on June 26, 1997. The CPL is a computer gamer's league attempting to transform computer game competitions into a professional sport. The CPL attracts thousands of gamers to its live events and hundreds of thousands of spectators, both live and online. The CPL sets up physical local area network tournaments and receives sponsorship financing. Through its various sponsors, the CPL awards tournament winners as much as $150,000 in cash prizes. The CPL events feature: professional computer game tournaments, large spectator arenas, amateur local area network competitions, hardware and software exhibitions and occasionally a variety of workshops.

Online Athletes (OLA) is member-based professional game league. Members are charged a $25/year membership fee which gives them a registered server. The league monitors play and distributes cheques to top players each week based on performance.

CYOP Systems and the Video Game Industry

CYOP Systems is positioning itself as an asset to all industry players through its integrated transaction technology. The Bloodmoney Universe is a complete entertainment network where game players can access and play their favorite games for real money distributed to them via their electronic accounts.

Game console developers are creating web browser capabilities within their next generation systems that will enable players to connect to the Bloodmoney Universe.

Transaction technology within the Bloodmoney Universe creates a means by which game developers can create play-for-pay versions of their games. Developers can utilize the Bloodmoney Universe audience to market and promote their games.

CYOP Systems has created a new business model for game server operators. By simply hosting Bloodmoney Universe games from their server, anyone can host play-for-pay video games, generating a significant additional source of revenue.

Professional game leagues are limited to physical tournament settings or reliance on sponsorships for financing. The Bloodmoney Universe creates a 24 hour market of interactive video gaming where players enter tournaments through their own financial accounts and accumulate credits that can be converted back into cash.


As of the date of this registration statement, management is unaware of any other company which offers pay for play video gaming with the capacity to credit players in real time. Assuming that our pending patents are granted, other companies will be restricted from competing against the pay for play games offered through the Bloodmoney Universe. At present, the Bloodmoney Universe is in its start up phase. We have not yet established a competitive position within the video gaming industry and our ability to successfully compete in the future is dependent upon our receipt of funding for advertising, full product launch and further product development.

Need for Government Approval of Principal Products and Services

Most jurisdictions including Canada and the United States have legislation which regulates gambling activities. We have obtained legal opinions from American and Canadian legal counsel detailing American and Canadian gaming provisions and advising our management on which jurisdictions the operation of our interactive video game website is legal. Fundamentally, our interactive video game website and pay for play concept is legal because members compete in a contest of skill only and not a game of chance or a game of mixed skill and chance.

Patents, Trademarks and Licenses

Our company's intellectual property lawyers have filed a patent application in the United States to obtain patent protection for our unique in-house developed software and unique pay for play platform. This invention relates to the field of online pay for play and/or pay for play game services generally and, more particularly, to the field of management of usage fees for those services. More generally, our invention relates to a system for offering pay for play and/or pay for play games online and more particularly to an efficient system for regulating and charging subscribers for the game services used.


Sources of Raw Material, Principal Suppliers

The raw material for the development of our products comes from the imagination and intellect of our in-house software developers. These are the same individuals Moshpit has relied on in the development of its first play-for-pay online video game Urban Mercenary and for the development of our e-commerce transaction network. None of our product development is sourced to outside contractors or sub-contractors nor are we dependent on any other person or company for the supply of goods and services to continue the development of our products.

Estimate of the Amount Spent During Each of the Two Last Fiscal Years on Research and Development Activities


During the period October 1, 1999 (commencement of operations) to March 31, 2001, we incurred software development costs totalling $1,065,486.


Number of Total Employees and Number of Full Time Employees


We have 19 full time employees who are on contract with our company and who hold the following positions:

     5        Programmers
     1        President
     1        3D Animator
     1        Investor Relations
     2        System Administrators
     2        Marketing Representatives
     1        Human Resource Manager
     1        Tester
     2        Project Managers

     2        Web Designer/Graphic Artist
     1        Accounting




ITEM 2.  PLAN OF OPERATION


To date, we have not earned revenues as we have been developing our product for market launch. Management has financed our operations to date and will continue to do so through shareholders loans for the next 12 months or until such time as we are able to raise equity or debt financing privately or through a public listing. We can satisfy our cash requirements solely from funds loaned by management for approximately 12 months. We will spend approximately $2 million in additional capital in the next 12 months to maintain current operations at our current expenditure rate. Additional funds in the amount of $500,000 will be required for a complete launch of the Bloodmoney Universe including a full marketing budget.

We anticipate maintaining our staff of 19 persons during the next 12 months. We do not expect to acquire any material physical assets or significant equipment in the next 12 months. We will not be performing any significant research and development in the next 12 months as our pay for play software is complete and tested.

We launched our first pay-for-play online video game, Urban Mercenary in February, 2001. In March, 2001, the Company secured the Canadian Imperial Bank of Commerce as the Company's merchant account processor. Also in March, 2001, the Company hosted a trade booth at the Computer Gamers and Developers Conference (CDGC) in California. The Company signed seven letters of intent with game developers as a result of its exposure at the CDGC conference.

In June, 2001, we signed two contracts with Bingo.com. The first contract calls for our company to provide front end game development and site management. The second contract is a licensing agreement under which Bingo.com will use our pay for play transaction software. Bingo.com has approximately 700,000 members playing bingo online. Bingo.com has devised a new format for bingo which is a skill based game and not a game of chance. The Bingo.com site will begin using CYOP's pay for play transaction software commencing in July, 2001.

As a result of its agreement with Bingo.com, the Company projects revenues of US$40,000 per month. The Company's online video game Urban Mercenary is completely developed as is our pay for play transaction software. Our agreements with Bingo.com are the first which will demonstrate the effectiveness of our e-commerce pay for play platform with third party licensees.

Management will continue to fund the Company through shareholders' loans until such time as the Company is financially self supporting. Management of the Company will be aggressively seeking private financing to launch an aggressive marketing campaign for our pay for play network and our flagship vide game Urban Mercenary.

ITEM 3.  DESCRIPTION OF PROPERTY


We maintain an office at Suite 300, 1286 Homer Street, Vancouver, British Columbia, Canada. This is leased office space of approximately 4,400 square feet which houses our current operations. Monthly lease payments on this office space are $10,400. We carry adequate insurance to protect our physical assets from loss and damage. These facilities are fully utilized and are adequate for our needs for the next 12 months.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table provides information regarding the beneficial ownership of our common stock as of July 3, 2001 by:


         * each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock,

         *        each of our directors and named executive officers, and

         *        all of our directors and executive officers as a group.


                            NAME AND ADDRESS                 AMOUNT AND NATURE              PERCENT
TITLE OF CLASS              OF BENEFICIAL OWNER              OF BENEFICIAL OWNER            OF CLASS
--------------              -------------------              -------------------            --------

$.0001 Par Value            Keith Ebert                      2,500,000 common shares              8.5%
Common Stock                Suite 2901                       Direct Ownership
                            1201 Marinaside Cres.
                            Vancouver, B.C.
                            V6Z 2V2

$.0001 Par Value            Greenday Inc.                    4,000,000 common shares             13.6%
Common Stock                Suite 29 - 1st Floor             Direct Ownership
                            Beckwith Mall


                            Lower Broad Street
                            Bridgetown, Barbados

$.0001 Par Value            Andrea Carley                    500,000 common shares                1.7%
Common Stock                2779 Lake City Way               Direct Ownership
                            Burnaby, B.C.
                            V5A 2Z6

$0.001 Par Value            Mitch White                      500,000 common shares                1.7%
Common Stock                2779 Lake City Way               Direct Ownership
                            Burnaby, B.C.
                            V5A 2Z6

$0.001 Par Value            Caska Trust                      1,250,000 common shares              2.4%
Common Stock                Suite 29 - 1st Floor             Direct Ownership
                            Beckwith Mall
                            Lower Broad Street
                            Bridgetown, Barbados


$0.001 Par Value            Jazzco Trust                     1,250,000 common shares              2.4%
Common Stock                Suite 29 - 1st Floor             Direct Ownership
                            Beckwith Mall
                            Lower Broad Street
                            Bridgetown, Barbados

$0.001 Par Value            Lancaster Estate Trust           1,500,000 common shares              5.3%
Common Stock                Suite 29 - 1st Floor             Direct Ownership
                            Beckwith Mall
                            Lower Broad Street
                            Bridgetown, Barbados


$.0001 Par Value            Management as a group            6,250,000 common shares             22.1%
Common Stock                including executive officers
                            and directors

The Company's president, Mr. Mitch White, is the potential beneficiary of shares held by Greenday Inc. in the event of a distribution of property by that Trust. Moshpit's Vice-President, Mr. Stephen White, is the potential beneficiary of the 1,250,000 shares held by Caska Trust in the event of a distribution of property by that Trust. Mr. A.J. Morand, a former Vice-President of Moshpit Entertainment is the potential beneficiary of 1,250,000 shares held by Jazzco Trust in the event of a distribution by that Trust. Mr. Richard Gallo, who is an investor in our company, is the potential recipient of 1,500,000 shares held by Lancaster Estate Trust in the event of a distribution of property by that Trust. There is no affiliation between the trusts which hold shares in our company.


Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, the persons or entities named in the table above have sole voting and investment power with respect to all shares indicated as beneficially owned by them.

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Our directors and principal executive officers are as follows:

NAME                           AGE           POSITION
----                           ---           --------


Mitch White                    40            Director, C.F.O. and President



Biographical Information on our Officers and Directors:

Resumes


Mitch White was appointed to his positions on February 14, 2001. He devotes his time to our business affairs on an as needed basis which is currently approximately 30 hours per week.

From March, 1995 to June, 1998, Mr. Mitch White held the position of Chairman of the Board of Directors of Starnet Systems International which is a publicly traded reporting company quoted on the NASD OTC Bulletin Board under the symbol "WGMGY" and on the AIM market in London, England. Starnet Systems developed and implemented computer software designed to process online casino transactions in those jurisdictions in which online gaming is permitted. From June, 1998 until the present, Mr. White has been principally engaged in the founding, funding and development of Moshpit Entertainment and its pay for play electronic transactional platform. Mr. White is also President of Caribbean Way.com, a Montreal, Canada based online travel and booking agency. Mr. White possesses more than 15 years of experience in sales, marketing and management in the high technology and entertainment industries.


ITEM 6.  EXECUTIVE COMPENSATION


Our President, C.E.O. and C.F.O., Mr. Mitch White, receives no cash compensation from our company. On November 1, 1999, our former C.E.O., Mr. Ebert received

2,250,000 of our common shares valued at $0.001 per share in consideration for his services in helping to set up our company and for managing our operations. Mr. Ebert will receive no additional compensation from our company for his services.


Mr. Stephen White and Mr. A.J. Morand who are the President and Vice-President of our subsidiary, Moshpit Entertainment, respectively, received cash salaries of $38,500 each during the last fiscal year of Moshpit Entertainment.

-----------------------------------------------------------------------------------------------------------------------
                                                    SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------------
                                                                             Long Term Compensation
-------------------------------------------------------------------- --------------------------------------- ----------
                                        Annual Compensation                    Awards            Payouts
------------------------------- ------------------------------------ --------------------------- ----------- ----------
        (a)             (b)         (c)        (d)         (e)           (f)           (g)          (h)         (i)
--------------------- --------- ------------ --------- ------------- ------------ -------------- ----------- ----------
                                                          Other                                                 All
                                                       Annual Comp-  Restricted    Securities                  Other
 Name and Principal                                      ensation       Stock      Underlying       LTIP       Comp-
      Position                    Salary      Bonus        ($)        Award(s)     Option/SARs    Payouts    ensation
                        Year        ($)        ($)                       ($)           (#)          ($)         ($)

--------------------- --------- ------------ --------- ------------- ------------ -------------- ----------- ----------

Mitch White,          4            $0.00      $0.00       $0.00         $0.00           0          $0.00       $0.00
C.E.O., C.F.O.,       months
President and         ended
Director              June
                      30, 2001

--------------------- --------- ------------ --------- ------------- ------------ -------------- ----------- ----------


None of our directors are compensated for any services provided as a director. No amounts are paid to our directors for committee participation or special assignments. None of our directors are under consulting contracts or are in any other way compensated for their services.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


On November 1, 1999, our former Chief Executive Officer and director, Mr. Keith Ebert, received 2,250,000 of our common shares valued at $0.001 per share ($2,250.00) in consideration for his services in helping to set up our company and for managing our operations.


On November 3, 2000 we acquired 100% of the issued and outstanding common shares of CYOP Systems Inc. The former shareholders of CYOP Systems Inc. now collectively own 9,000,000 of our 28,223,000 issued common shares or 31.8% of our company. Certain of the former shareholders of CYOP Systems Inc. are independently managed trusts. The following individuals are potential beneficiaries of the trusts in the event of a distribution of property:


NAME OF FORMER CYOP             NUMBER OF CYOP               NUMBER OF CYOP               NAME OF POTENTIAL
SYSTEMS INC. SHAREHOLDER        SYSTEMS INC.                 SYSTEMS INTERNATIONAL        BENEFICIAL OWNER
                                SHARES FORMERLY HELD         INCORPORATED SHARES
                                                             RECEIVED

Greenday Inc.                           8,000,000                    4,000,000            Mitch White
Andrea Carley                           1,000,000                      500,000            Andrea Carley
Mitch White                             1,000,000                      500,000            Mitch White
Caska Trust                             2,500,000                    1,250,000            Stephen White
Jazzco Trust                            2,500,000                    1,250,000            A.J. Morand
Lancaster Estate Trust                  3,000,000                    1,500,000            Richard Gallo


Our President and Chief Executive Officer, Mr. Mitch White, has been the primary source of funding for the development of our wholly owned subsidiary, Moshpit Entertainment Inc. As of the date of this registration statement, Mr. White has advanced total proceeds of US$936,812 to Moshpit Entertainment Inc. as demand loans at 8.5% per annum. These loans are not secured by any of the assets of our company or its subsidiaries.


ITEM 8.  DESCRIPTION OF SECURITIES.


Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share. On October 23, 2000, we forward split our 4,700,000 issued shares on a one for 4.09 basis increasing our issued share capital to 19,223,000 common shares. There are 28,223,000 shares of common stock issued and outstanding as of the date of this filing.


Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts. All shares of our common stock issued and outstanding are fully paid and non-assessable. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

                                     PART II

ITEM 1.  MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.


Our company has no outstanding options, warrants or securities which are convertible into common shares of our company.


Market Price

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

* that a broker or dealer approve a person's account for transactions in penny stocks; and

* the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

* obtain financial information and investment experience and objectives of the person; and

* make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

* sets forth the basis on which the broker or dealer made the suitability determination; and

* that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


The Securities and Exchange Commission and National Association of Securities Dealers have adopted the position that securities of blank check companies issued to affiliates and non-affiliates are ineligible for resale under Rule 144 unless those previously issued securities have been qualified by a registration statement. At the date of issuance of our initial 4,700,000 common shares, we were deemed to be a blank check company because we had not adopted a definitive business plan. Accordingly, those 4,700,000 common shares will not be eligible for resale until they have been qualified by a registration statement.


In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders


There are one hundred and thirteen (113) holders of our common stock.


Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

Our transfer agent is The Nevada Agency and Trust Company of Suite 880, Bank of America Plaza, 50 West Liberty Street, Reno, Nevada, 89501.

ITEM 2.  LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against us.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There have been no changes and/or disagreements with any accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On November 1, 1999, we issued 2,450,000 common shares at $0.001 per share to 44 U.S. non-resident subscribers under Regulation S. We received cash consideration of $2,450 for the sale of these shares. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A). The transfer agent was provided with stop transfer instructions.


We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing the Company, acting as officer and director and seeking an acquisition. The value of the services rendered is $2,250. We relied on the exemption contained in Regulation S of the Securities Act of 1933.

On November 3, 2000, we issued 9,000,000 common shares to the shareholders of CYOP Systems Inc. in consideration for all of the issued and outstanding common shares of CYOP Systems Inc. We relied on the exemption contained in Regulation S of the Securities Act of 1933.

On December 22, 2000, we issued 159,975 common shares at $1.00 per share to 49 U.S. non resident subscribers under Regulation S, on January 8, 2001, we issued 17,500 common shares at $1.00 per share to two U.S. non resident subscribers under Regulation S, on January 19, 2001, we issued 32,200 common shares at $1.00 per share to five U.S. non resident subscribers, on February 14, 2001, we issued 13,000 common shares at $1.40 per share to two U.S. non resident subscribers under Regulation S, on March 8, 2001, we issued 3,000 common shares at $1.00 per share to one U.S. non resident subscriber under Regulation S and on April 24, 2001, we issued 11,300 common shares at $1.00 per share to three U.S. non resident subscribers under Regulation S. None of the offerees or purchasers are U.S. residents as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

                          PART - FINANCIAL STATEMENTS

[to be inserted:          CYOP Systems International Incorporated & Subsidiaries
                          Audited Financial Statements for December 31, 2000
                          Unaudited Financial Statements for March 31, 2001

                      CYOP SYSTEMS INTERNATIONAL
                      INCORPORATED & SUBSIDIARIES
                      (formerly Triple 8 Development
                      Corporation) (A development stage company)

                      Consolidated Financial Statements
                      (EXPRESSED IN U.S. DOLLARS)
                      March 31, 2001
                      (Unaudited)





                      INDEX

                      Report of Independent Accountants

                      Consolidated Balance Sheets

                      Consolidated Statement of Stockholders' Deficiency

                      Consolidated Statements of Operations

                      Consolidated Statements of Cash Flows

                      Notes to Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.
           CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

CYOP SYSTEMS INTERNATIONAL INCORPORATED
 (A development stage company)


We have reviewed the accompanying consolidated balance sheet of CYOP Systems International Incorporated ("the Company") and subsidiaries as of March 31, 2001, the related consolidated statement of stockholders' equity for the three-month period then ended, and the consolidated statements of operations and cash flows for the cumulative period from October 1, 1999 (commencement) to March 31, 2001 and the three-month period then ended. These consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have previously audited, in accordance with generally accepted auditing standards in the United States, the consolidated balance sheet as at December 31, 2000 and the related consolidated statements of operations, shareholders' equity and its cash flows for the cumulative period and the year then ended (not presented herein) and in our report dated June 4, 2001, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as at December 31, 2000 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


Vancouver, Canada                        "MOORE STEPHENS ELLIS FOSTER LTD."
June 14, 2001                                   Chartered Accountants


--------------------------------------------------------------------------------
MS An independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Consolidated Balance Sheets
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)

------------------------------------------------------------------------------------------------
                                                              March 31              December 31
                                                                  2001                     2000
------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and cash equivalents                               $      4,046        $       29,480
  Deposits (Note 4)                                             25,921                 1,333
  Refundable tax credits                                        22,364                16,808
  Prepaid expenses                                              32,941                49,659
---------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                            85,272                97,280

FIXED ASSETS (Note 5)                                          214,655               236,246

SOFTWARE DEVELOPMENT COSTS (Note 6)                                100                   100
---------------------------------------------------------------------------------------------

TOTAL ASSETS                                              $    300,027        $      333,626
=============================================================================================

LIABILITIES

CURRENT
  Bank overdraft                                          $     12,861        $           --
  Demand loans (Note 7 and 8d)                               1,405,337             1,177,805
  Accounts payable and accrued liabilities (Note 8a)           592,440               433,062
---------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                    2,010,638             1,610,867
---------------------------------------------------------------------------------------------

NATURE AND CONTINUANCE OF OPERATIONS  (Note 1)

COMMITMENTS (Note 9)

CONTINGENCIES (Note 12)

STOCKHOLDERS' (DEFICIENCY)

SHARE CAPITAL
  Authorized:
           100,000,000 common shares with a par value of
                         $0.0001 per share
  Issued and outstanding:
            28,448,675 common shares (2000 - 28,382,975))        2,844                 2,838

ADDITIONAL PAID-IN CAPITAL                                     220,131               149,237

ACCUMULATED OTHER COMPREHENSIVE INCOME                         102,136                14,801

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE           (2,035,722)           (1,444,117)
---------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' (DEFICIENCY)                           (1,710,611)           (1,277,241)
---------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)          $    300,027        $      333,626
=============================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

MOORE STEPHENS ELLIS FOSTER LTD.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Consolidated Statement of Stockholders' Deficiency
Three-Month Period Ended March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Compre-
                                                     Common stock               Additional             hensive
                                             ------------------------------        paid-in              income            Deficit
                                                Shares         Amount              capital              (loss)        accumulated
-----------------------------------------------------------------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (Note 5)                                  --    $      --    $         69   $        (67,863)   $       (66,465)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                            ================
Comprehensive income (loss)                                                                        (67,863)
                                                                                            ================


BALANCE, December 31, 1999                              --           --              69                               (66,465)

Shares issued for cash on February 29, 2000     10,020,500        1,002           1,448                                     --

Shares issued for services on
  February 29, 2000                              9,202,500          920           1,330                                     --

Deficit accumulated as at November 3, 2000              --           --              --                               (14,401)

Recapitalization adjustment (Note 5)                    --                      (2,968)                                 14,401
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AFTER RECAPITALIZATION ADJUSTMENT       19,223,000        1,922           (121)                               (66,465)

Shares allotted for equity of shell
  in stock acquisition (Note 5)                  9,000,000          900        (10,601)                  --                 --

Shares allotted for cash on December 13, 2000      159,975           16         159,959                  --                 --

Other comprehensive income
- foreign currency translation adjustment               --           --              --              16,199                 --

Comprehensive income
  - net (loss) for the period                           --           --              --         (1,377,652)        (1,377,652)
-----------------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                               $     (1,361,453)
                                                                                        ====================

BALANCE, December 31, 2000                      28,382,975        2,838         149,237                            (1,444,117)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                 Page 1 of 2
                                                ---------------------------------
                                                    Accumulated
                                                          other            Total
                                                        compre-           Stock-
                                                        hensive         holders'
                                                         income     (deficiency)
-------------------------------------------------------------------------------
 Recapitalization as a result of reverse
  acquisition (Note 5)                               (1,398)  $      (67,794)
-------------------------------------------------------------------------------

Comprehensive income (loss)

BALANCE, December 31, 1999                           (1,398)         (67,794)

Shares issued for cash on February 29, 2000               --            2,450

Shares issued for services on
  February 29, 2000                                       --            2,250

Deficit accumulated as at November 3, 2000                --         (14,401)

Recapitalization adjustment (Note 5)                      --           11,433
------------------------------------------------------------------------------

BALANCE AFTER RECAPITALIZATION ADJUSTMENT            (1,398)         (66,062)

Shares allotted for equity of shell
  in stock acquisition (Note 5)                           --          (9,701)

Shares allotted for cash on December 13, 2000             --          159,975

Other comprehensive income
- foreign currency translation adjustment             16,199           16,199

Comprehensive income
  - net (loss) for the period                             --      (1,377,652)
------------------------------------------------------------------------------

Comprehensive income (loss)

BALANCE, December 31, 2000                            14,801  $   (1,277,241)
------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Consolidated Statement of Stockholders' Deficiency
Three-Month Period Ended March 31, 2001
(Unaudited)                                                          Page 2 of 2
(EXPRESSED IN U.S. DOLLARS)


-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Compre-
                                                           Common stock                    Additional              hensive
                                                       ---------------------------            paid-in               income
                                                          Shares         Amount               capital               (loss)
-----------------------------------------------------------------------------------------------------------------------------

(continued from page 1)

BALANCE, December 31, 2000                                28,382,975           2,838         149,237

Shares allotted for cash at $1.00 per share                   52,700               5          52,695

Shares allotted for cash at $1.40 per share                   13,000               1          18,199

Other comprehensive income
  - foreign currency translation adjustment                       --              --              --    $        87,335

Comprehensive income
  - net (loss) for the period                                     --                                           (591,605)
-----------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                                             $      (504,270)
                                                                                                     ====================

BALANCE, March 31, 2001                                   28,448,675    $      2,844    $    220,131
=====================================================================================================


---------------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                                                      other              Total
                                                                                    compre-             Stock-
                                                                 Deficit            hensive           holders'
                                                             accumulated             income       (deficiency)
---------------------------------------------------------------------------------------------------------------

(continued from page 1)

BALANCE, December 31, 2000                                   (1,444,117)             14,801         (1,277,241)

Shares allotted for cash at $1.00 per share                           --                 --             52,700

Shares allotted for cash at $1.40 per share                           --                 --             18,200

Other comprehensive income
  - foreign currency translation adjustment                           --             87,335             87,335

Comprehensive income
  - net (loss) for the period                                  (591,605)                 --          (591,605)
---------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)


BALANCE, March 31, 2001                                  $   (2,035,722)     $      102,136    $   (1,710,611)
===============================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Consolidated Statements of Operations
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

                                                                                   Cumulative from             Three-Month
                                                                                   October 1, 1999                  Period
                                                                                                to                   Ended
                                                                                          March 31                March 31
                                                                                              2001                    2001
---------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Accounting and audit                                                             $        78,544         $        14,146
  Advertising and promotion                                                                164,945                  89,158
  Automobile                                                                                47,525                  13,921
  Bank charges and interest (Note 8c)                                                       80,212                  25,911
  Depreciation of fixed assets                                                               9,059                   1,654
  Legal and other professional fees                                                        150,285                  30,565
  Office and miscellaneous                                                                  75,734                  25,544
  Rent                                                                                      45,254                  16,786
  Repairs and maintenance                                                                    5,263                      --
  Salaries and benefits                                                                    206,814                  31,776
  Software development costs (Note 6)                                                    1,065,486                 287,238
  Telephone and bandwidth                                                                   18,621                   2,385
  Training                                                                                   8,739                     552
  Travel                                                                                    16,108                   1,770
  Foreign exchange loss                                                                     63,133                  50,199
---------------------------------------------------------------------------------------------------------------------------

NET (LOSS) FOR THE PERIOD                                                          $    (2,035,722)        $      (591,605)
===========================================================================================================================

(LOSS) PER SHARE                                                                                           $         (0.02)
===========================================================================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
    Basic and diluted                                                                                           28,395,109
===========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Consolidated Statements of Cash Flows
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

                                                                                     Cumulative from           Three-Month
                                                                                     October 1, 1999                Period
                                                                                                  to                 Ended
                                                                                            March 31              March 31
                                                                                                2001                  2001
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
  Net (loss) for the period                                                         $     (2,035,722)      $      (591,605)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    - depreciation of fixed assets                                                            59,271                16,539
    - exchange loss on fixed assets                                                           11,238                11,238
---------------------------------------------------------------------------------------------------------------------------

                                                                                          (1,965,213)             (563,828)
  Changes in assets and liabilities:
    - deposits                                                                               (25,921)              (24,588)
    - refundable tax credits                                                                 (22,364)               (5,556)
    - prepaid expenses and deposit                                                           (32,941)               16,718
    - accounts payable and accrued liabilities                                               584,471               159,378
---------------------------------------------------------------------------------------------------------------------------

                                                                                          (1,461,968)             (417,876)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
  Capitalized software development costs                                                        (100)                   --
  Purchase of fixed assets                                                                  (285,164)               (6,186)
---------------------------------------------------------------------------------------------------------------------------

                                                                                            (285,264)               (6,186)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Shares issued for cash                                                                     230,944                70,900
  Proceeds from demand loans                                                               1,405,337               227,532
---------------------------------------------------------------------------------------------------------------------------

                                                                                           1,636,281               298,432
---------------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE ON FOREIGN
  CURRENCY TRANSLATION                                                                       102,136                87,335
---------------------------------------------------------------------------------------------------------------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                                         (8,815)              (38,295)

CASH AND CASH EQUIVALENTS,
  beginning of period                                                                             --                29,480
---------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS (DEFICIENCY), end of period                               $         (8,815)      $        (8,815)
===========================================================================================================================

CASH AND CASH EQUIVALENTS (DEFICIENCY)
  REPRESENTED BY:
  Cash                                                                              $          4,046      $          4,046
  Bank overdraft                                                                             (12,861)              (12,861)
---------------------------------------------------------------------------------------------------------------------------

                                                                                    $         (8,815)      $        (8,815)
===========================================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


1.       NATURE AND CONTINUANCE OF OPERATIONS

         The Company was incorporated under the laws of the State of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada. The Company changed its name to CYOP Systems International Incorporated on October 30, 2000. On November 3, 2000, the Company acquired 100% of the issued and outstanding shares of CYOP Systems Inc., Barbados ("CYOP Barbados"). This transaction was accounted for as a reverse acquisition recapitalization (see Note 3). The efforts of the Company have been devoted to sales and marketing of multimedia transactional technology solutions and services on internet for the entertainment industry. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting by Development Stage Companies", the Company is deemed to be in the Development Stage.

         CYOP Barbados was incorporated under the laws of Barbados on June 20, 2000. CYOP Barbados is in the business of developing personal computer and console entertainment software designed to provide interactive online games, and development of multimedia transactional technology solutions and services on internet for the entertainment industry. On August 31, 2000, CYOP Barbados acquired 100% of the issued and outstanding shares of Moshpit Entertainment Inc., Canada ("Moshpit"), a company in the business of developing software for interactive online games incorporated under the laws of British Columbia, Canada. Both CYOP Barbados and Moshpit are considered to be in the development stage.

         These consolidated financial statements have been prepared using the generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has suffered recurring losses from operations and has a net capital deficiency. The ability of the Company to continue as a going concern is dependent upon many factors, including the ability of the Company to obtain financing to fund working capital requirements, the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions. The Management's plan in this regard are to raise equity financing as required and keep abreast of the multimedia technology. These financial statements do not include any adjustments that might result from this uncertainty.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      Basis of Consolidation

                  These consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its subsidiaries CYOP Barbados and Moshpit.

                  The consolidated balance sheets, as at March 31, 2001 and December 31, 2000 include the assets and liabilities of the Company, CYOP Barbados and Moshpit. The consolidated statements of operations for the cumulative period from October 1, 1999 (commencement) to March 31, 2001 and the three-month period ended March 31, 2001 include the operating results of the Company, CYOP Barbados and Moshpit for the cumulative period and period then ended. Significant inter-company accounts and transactions have been eliminated.

         (b)      Accounting Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

         (c)      Cash Equivalents

                  Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at March 31, 2001 and December 31, 2000, cash and cash equivalents consist of cash only.

         (d)      Fixed Assets

                  Fixed assets are recorded at historical cost. Depreciation is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives, as follows:

                  Audio and visual equipment        20% declining-balance basis
                  Computer hardware                 30% declining-balance basis
                  Computer software                100% declining-balance basis
                  Office furniture and equipment    20% declining-balance basis
                  Leasehold improvements            20% straight-line basis

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e)      Software Development Costs

                  Software development costs are charged to expenses as incurred.

         (f)      Advertising and Promotion

                  The Company expenses advertising and promotion costs as incurred. Total advertising and promotion costs charged to expenses for the period ended March 31, 2001 amounted to $89,158.

         (g)      Foreign Currency Transactions

                  The Company and CYOP Barbados maintain their accounting records in their functional currency (i.e., US dollars). Foreign currency transactions are translated into their functional currency in the following manner.

                  At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

         (h)      Foreign Currency Translations

                  Assets and liabilities of Moshpit, whose functional currency is Canadian dollars, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

         (i)      Income Taxes

                  The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (j)      Impairment

                  Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

         (k)      Comprehensive Income

                  The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its consolidated Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS NO. 130 did not change the current accounting treatments for components of comprehensive income.

         (l)      Financial Instruments and Concentration of Risks

                  Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

                  The carrying value of cash and cash equivalents, deposits, refundable tax credits, bank overdraft, demand loans and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

                  Moshpit is operating in Canada, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Canadian dollars. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (m)      Reporting on Costs of Start-Up Activities

                  The Company has adopted the Statement of Position 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities" issued by the American Institute of Certified Public Accountants on the financial reporting of start-up costs and organization costs. It requires costs to be expensed as incurred.

                  The Company charged all start-up costs incurred during the period to expenses.

         (n)      Accounting for Derivative Instruments and Hedging Activities

                  The Company has adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" issued by the Financial Accounting Standards Board. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

         (o)      Stock-based Compensation

                  The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation". SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

3.       ACQUISITION OF CYOP SYSTEMS INC., BARBADOS

         On November 3, 2000, the Company acquired 100% of the issued and outstanding common shares of CYOP Barbados. As the Company was a non-operating shell company, the transaction resulted in the management of CYOP Barbados having effective operating control of the combined company, with the shareholders of the Company continuing only as passive investors. Accounting principles applicable to reverse acquisition recapitalization have been applied to record this transaction. Under this basis of accounting, CYOP Barbados has been identified as the acquirer and, accordingly, the combined company is considered to be a continuation of the operations of CYOP Barbados with the net liabilities of the Company deemed to have been assumed by CYOP Barbados.

         The net liabilities of the Company assumed by CYOP Barbados are summarized as follows:

         --------------------------------------------------------------------------------------------------------
         Current assets                                                                              $     2,399
         Current liabilities                                                                             (12,100)
         --------------------------------------------------------------------------------------------------------

         Net liabilities assumed                                                                     $    (9,701)
         ========================================================================================================

4.       DEPOSITS

         The deposits are interest bearing at 4.2% per annum, and are hypothecated for merchant visa accounts.

5.       FIXED ASSETS


         ------------------------------------------------------------------------------------------------------------
                                                                                       Accumulated          Net book
                                                                           Cost       depreciation             value
         ------------------------------------------------------------------------------------------------------------

         Audio and visual equipment                                $     21,314        $     3,091       $    18,223
         Computer hardware                                              200,657             44,339           156,318
         Computer software                                                3,120              1,950             1,170
         Office furniture and equipment                                   9,493              1,416             8,077
         Leasehold improvements                                          36,314              5,447            30,867
         ------------------------------------------------------------------------------------------------------------

         Total                                                     $    270,898        $    56,243       $   214,655
         ============================================================================================================

         For the period ended March 31, 2001, depreciation expenses of $16,539 were charged to expenses.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

6.       SOFTWARE DEVELOPMENT COSTS

         -----------------------------------------------------------------------------------------------------------------

         Balance, beginning of period                                                                         $       100
         Salaries and benefits                                                                                    272,353
         Depreciation on fixed assets                                                                              14,885
         -----------------------------------------------------------------------------------------------------------------
                                                                                                                  287,338

         Software development costs charged to expenses                                                          (287,238)
         -----------------------------------------------------------------------------------------------------------------

         Balance, end of period                                                                              $        100
         =================================================================================================================

7.       DEMAND LOANS

         -----------------------------------------------------------------------------------------------------------------

         a)   Interest at the Bank of Montreal's prime lending rate of 7.0% plus 1.5% per annum and unsecured:
              - Mitchell White - director (Cdn$1,010,048)                                                    $    640,325
              - Greenday Inc. - shareholder                                                                       296,487
              - Cyber Roads Inc.                                                                                  178,519
              - Tapijkabouter BV                                                                                   99,157
              - Kornfeld Macoff (Cdn$25,000)                                                                       15,849
         -----------------------------------------------------------------------------------------------------------------
                                                                                                                1,230,337


         b)   Interest at the Hongkong Bank of Canada's prime lending rate of 7.0% plus 1% per annum
              and unsecured - Ameera Group Inc.                                                                   75,000

         c)   Non-interest bearing and unsecured
              - Tapijkabouter BV                                                                                 100,000
         -----------------------------------------------------------------------------------------------------------------

                                                                                                             $ 1,405,337
         =================================================================================================================

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------
8.       RELATED PARTY TRANSACTIONS

         Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

         (a) Accounts payable and accrued liabilities include $55,555 interest accured to a director and a shareholder of the Company.

         (b) Accounting fees of $7,962 were paid to a company controlled by individuals related to a director of the Company and were charged to expenses.

         (c) Interest expenses of $16,756 were accrued to a director and a shareholder of the Company and were charged to expenses.

         (d) Demand loans include $936,812 due to a director and a shareholder of the Company. These demand loans bear interests at the Bank of Montreal's prime lending rate of 7.0% plus 1.5% per annum and are unsecured (see Note 7a).

9.       COMMITMENTS

         Moshpit has entered into lease contracts for automobiles and computer equipment with minimum lease payments for the year ending December 31st, as follows:

         -------------------------------------------------------------------

         2001                                                 $       66,902
         2002                                                         89,202
         2003                                                         78,473
         2004                                                         19,534
         -------------------------------------------------------------------

         Total                                                $      254,111
         ===================================================================

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------
10.      INCOME TAXES

         (a) A reconciliation of the statutory income tax to the Company's effective income tax rate is as follows:

         ----------------------------------------------------------------------------------------------

         Statutory income tax rate                                                                15%
         Tax losses not benefited                                                                (15%)
         ----------------------------------------------------------------------------------------------

         Effective income tax rate                                                                --
         ==============================================================================================

         (b) The tax effect of temporary differences that give rise to the Company's deferred tax assets (liabilities) are as follows:

         -------------------------------------------------------------------------------------------

         Undepreciated capital cost of capital assets over their net book value       $      25,300

         Estimated tax loss carryforwards                                                   627,700

         Less: valuation allowance                                                         (653,000)
         -------------------------------------------------------------------------------------------

                                                                                      $          --
         ===========================================================================================

         The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

         As at March 31, 2001, the Company has non-capital losses of approximately $1,386,000 which can be carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2006 through 2007.

11.      SEGMENTED INFORMATION

         (a)      Industry Information

                  The Company operates in one reportable operating segment, being in the developing and providing multimedia transactional technology solutions and services on internet for the entertainment industry.

         (b)      Geographic Information

         All the Company's operations and fixed assets are located in Canada.

CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(A development stage company)

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited)
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------
12.      CONTINGENCIES

         The Company has no insurance coverage on commercial and third party liabilities. The Management considers the occurrence of a loss or damage to property of the Company or loss resulting from injury to others or damage to property of others is remote and not determinable.

13.      SUBSEQUENT EVENT

         (a) Subsequent to the period ended March 31, 2001, 11,300 common shares were allotted for cash at $1.00 per share.

         (b) Subsequent to the period ended March 31, 2001, the Company granted a stock option of 25,000 common shares at $1.00 per share to a service provider. The stock option is exercisable until May 9, 2004.

14.      COMPARATIVE FIGURES

         Certain 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2001.

                   CYOP SYSTEMS INTERNATIONAL INCORPORATED & SUBSIDIARIES (formerly Triple 8 Development Corporation)
                   (A development stage company)

                   Consolidated Financial Statements
                   (EXPRESSED IN U.S. DOLLARS)
                   December 31, 2000 and 1999



                   INDEX

                   Report of Independent Accountants

                   Consolidated Balance Sheets

                   Consolidated Statement of Stockholders' Deficiency

                   Consolidated Statements of Operations

                   Consolidated Statements of Cash Flows

                   Notes to Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

CYOP SYSTEMS INTERNATIONAL INCORPORATED
 (formerly Triple 8 Development Corporation)
(A development stage company)


We have audited the consolidated balance sheets of CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES (formerly Triple 8 Development Corporation) ("the Company") (a development stage company) as at December 31, 2000 and 1999, the related consolidated statements of stockholders' deficiency for the years then ended, and the consolidated statements of operations and cash flows for the cumulative period from October 1, 1999 (commencement) to December 31, 2000, the year ended December 31, 2000 and the period ended from October 1, 1999 (commencement) to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the cumulative period from October 1, 1999 (commencement) to December 31, 2000, the year ended December 31, 2000 and the period ended from October 1, 1999 (commencement) to December 31, 1999 in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Vancouver, Canada                           "MOORE STEPHENS ELLIS FOSTER LTD."
June 4, 2001                                         Chartered Accountants


Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

-------------------------------------------------------------------------------
MSAn independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America.
-------------------------------------------------------------------------------

MOORE STEPHENS ELLIS FOSTER LTD.
CYOP SYSTEMS INTERNATIONAL INCORPORATED
& SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Consolidated Balance Sheets
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)

----------------------------------------------------------------------------------------------------
                                                                      2000                     1999
----------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and cash equivalents                              $          29,480        $          55,765
  Refundable tax credits                                            16,808                    1,069
  Prepaid expenses and deposit                                      50,992                       --
---------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                97,280                   56,834

FIXED ASSETS (Note 3)                                              236,246                   10,095

SOFTWARE DEVELOPMENT COSTS (Note 4)                                    100                      100
---------------------------------------------------------------------------------------------------

TOTAL ASSETS                                             $         333,626        $          67,029
===================================================================================================

LIABILITIES

CURRENT
  Demand loans (Note 6 and 7e)                           $       1,177,805        $         129,006
  Accounts payable and accrued liabilities (Note 7a)               433,062                    5,817
---------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                        1,610,867                  134,823
---------------------------------------------------------------------------------------------------

NATURE AND CONTINUANCE OF OPERATIONS  (Note 1)

COMMITMENTS (Note 8)

CONTINGENCIES (Note 13)

STOCKHOLDERS' (DEFICIENCY)

SHARE CAPITAL
  Authorized:
  100,000,000 common shares with a par value of
  $0.0001 per share
  Issued and outstanding:
            23,382,975 common shares (1999 - Nil)                    2,838                       --

ADDITIONAL PAID-IN CAPITAL                                         149,237                       69

ACCUMULATED OTHER COMPREHENSIVE INCOME                              14,801                   (1,398)

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                (1,444,117)                 (66,465)
----------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' (DEFICIENCY)                                (1,277,241)                 (67,794)
----------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)         $         333,626        $          67,029
====================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES (formerly Triple 8 Development Corporation) (A development stage company)

Consolidated Statement of Stockholders' Deficiency
(EXPRESSED IN U.S. DOLLARS)

----------------------------------------------------------------------------------------------------------------------------


                                                                                                                   Compre-
                                                               Common stock                 Additional             hensive
                                                       ------------------------------          paid-in              income
                                                          Shares         Amount                capital              (loss)
----------------------------------------------------------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (Note 5)                                            --    $         --    $         69    $        (67,863)
----------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                                                      (67,863)
                                                                                                          ===============

BALANCE, December 31, 1999                                        --              --              69

Shares issued for cash on February 29, 2000               10,020,500           1,002           1,448

Shares issued for services on
  February 29, 2000                                        9,202,500             920           1,330

Deficit accumulated as at November 3, 2000                        --              --              --

Recapitalization adjustment (Note 5)                              --                          (2,968)
----------------------------------------------------------------------------------------------------------------------------

BALANCE AFTER RECAPITALIZATION ADJUSTMENT                 19,223,000           1,922            (121)

Shares allotted for equity of shell
  in stock acquisition (Note 5)                            9,000,000             900         (10,601)                 --

Shares allotted for cash on December 13, 2000                159,975              16         159,959                  --

Other comprehensive income
- foreign currency translation adjustment                         --              --              --              16,199

Comprehensive income
  - net (loss) for the period                                     --              --              --          (1,377,652)
----------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                                             $     (1,361,453)
                                                                                                     ====================


BALANCE, December 31, 2000                                28,382,975    $      2,838    $    149,237
=====================================================================================================


----------------------------------------------------------------------------------------------------------
                                                                           Accumulated
                                                                                 other              Total
                                                                               compre-             Stock-
                                                            Deficit            hensive           holders'
                                                        accumulated             income       (deficiency)
----------------------------------------------------------------------------------------------------------

Recapitalization as a result of reverse
  acquisition (Note 5)                              $      (66,465)     $      (1,398)    $      (67,794)
----------------------------------------------------------------------------------------------------------

Comprehensive income (loss)



BALANCE, December 31, 1999                                 (66,465)            (1,398)           (67,794)

Shares issued for cash on February 29, 2000                      --                 --              2,450

Shares issued for services on
  February 29, 2000                                              --                 --              2,250

Deficit accumulated as at November 3, 2000                 (14,401)                 --           (14,401)

Recapitalization adjustment (Note 5)                         14,401                 --             11,433
----------------------------------------------------------------------------------------------------------

BALANCE AFTER RECAPITALIZATION ADJUSTMENT                  (66,465)            (1,398)           (66,062)

Shares allotted for equity of shell
  in stock acquisition (Note 5)                                  --                 --            (9,701)

Shares allotted for cash on December 13, 2000                    --                 --            159,975

Other comprehensive income
- foreign currency translation adjustment                        --             16,199             16,199

Comprehensive income
  - net (loss) for the period                           (1,377,652)                --        (1,377,652)
----------------------------------------------------------------------------------------------------------

Comprehensive income (loss)



BALANCE, December 31, 2000                          $   (1,444,117)     $       14,801    $   (1,277,241)
==========================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Consolidated Statements of Operations
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

                                                            Cumulative from                                October 1, 1999
                                                            October 1, 1999                    Year          (commencement
                                                                         to                   ended      of operations) to
                                                                December 31             December 31            December 31
                                                                       2000                    2000                   1999
---------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Accounting and audit                                      $        64,398        $         64,398        $            --
  Advertising and promotion                                          75,787                  70,805                  4,982
  Automobile                                                         33,604                  33,604                     --
  Bank charges and interest (Note 7d)                                54,301                  50,813                  3,488
  Depreciation of fixed assets                                        7,405                   7,380                     25
  Legal and other professional fees                                 119,720                 119,720                     --
  Office and miscellaneous                                           50,190                  50,190                     --
  Rent                                                               28,468                  28,468                     --
  Repairs and maintenance                                             5,263                   5,263                     --
  Salaries and benefits                                             175,038                 147,217                 27,821
  Software development costs (Note 4)                               778,248                 748,820                 29,428
  Telephone and bandwidth                                            16,236                  15,515                    721
  Training                                                            8,187                   8,187                     --
  Travel                                                             14,338                  14,338                     --
  Foreign exchange loss                                              12,934                  12,934                     --
---------------------------------------------------------------------------------------------------------------------------

NET (LOSS) FOR THE PERIOD                                   $    (1,444,117)       $     (1,377,652)        $      (66,465)
===========================================================================================================================

(LOSS) PER SHARE                                                                   $          (0.07)        $           --
===========================================================================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
    Basic and diluted                                                                    20,682,124             19,223,000
===========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Consolidated Statements of Cash Flows
(EXPRESSED IN U.S. DOLLARS)

------------------------------------------------------------------------------------------------------------------------------

                                                                Cumulative from                               October 1, 1999
                                                                October 1, 1999                  Year           (commencement
                                                                             to                 ended        of operation) to
                                                                    December 31           December 31             December 31
                                                                           2000                  2000                    1999
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
  Net (loss) for the period                                    $    (1,444,117)      $    (1,377,652)        $       (66,465)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    - depreciation of fixed assets                                       42,732                41,002                   1,730
------------------------------------------------------------------------------------------------------------------------------

                                                                    (1,401,385)           (1,336,650)                (64,735)
  Changes in assets and liabilities:
    - refundable tax credits                                           (16,808)              (15,739)                 (1,069)
    - prepaid expenses and deposit                                     (50,992)              (50,992)                      --
    - accounts payable and accrued liabilities                          425,093               419,276                   5,817
------------------------------------------------------------------------------------------------------------------------------

                                                                    (1,044,092)             (984,105)                (59,987)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
  Capitalized software development costs                                  (100)                    --                   (100)
  Purchase of fixed assets                                            (278,978)             (267,153)                (11,825)
------------------------------------------------------------------------------------------------------------------------------

                                                                      (279,078)             (267,153)                (11,925)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Shares issued for cash                                                160,044               159,975                      69
  Proceeds from demand loans                                          1,177,805             1,048,799                 129,006
------------------------------------------------------------------------------------------------------------------------------

                                                                      1,337,849             1,208,774                 129,075
------------------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE ON FOREIGN
  CURRENCY TRANSLATION                                                   14,801                16,199                 (1,398)
------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                       29,480              (26,285)                  55,765

CASH AND CASH EQUIVALENTS,
  beginning of period                                                        --                55,765                      --
------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of period                       $         29,480      $         29,480        $         55,765
==============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

1.       NATURE AND CONTINUANCE OF OPERATIONS

         The Company was incorporated under the laws of the State of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada. The Company changed its name to CYOP Systems International Incorporated on October 30, 2000. On November 3, 2000, the Company acquired 100% of the issued and outstanding shares of CYOP Systems Inc., Barbados ("CYOP Barbados"). This transaction was accounted for as a reverse acquisition recapitalization (see Note 5). The efforts of the Company have been devoted to sales and marketing of multimedia transactional technology solutions and services on internet for the entertainment industry. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting by Development Stage Companies", the Company is deemed to be in the Development Stage.

         CYOP Barbados was incorporated under the laws of Barbados on June 20, 2000. CYOP Barbados is in the business of developing personal computer and console entertainment software designed to provide interactive online games, and development of multimedia transactional technology solutions and services on internet for the entertainment industry. On August 31, 2000, CYOP Barbados acquired 100% of the issued and outstanding shares of Moshpit Entertainment Inc., Canada ("Moshpit"), a development stage company in the business of developing software for interactive online games incorporated under the laws of British Columbia, Canada. Both CYOP Barbados and Moshpit are considered to be in the development stage.

         These consolidated financial statements have been prepared using the generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has suffered recurring losses from operations and has a net capital deficiency. The ability of the Company to continue as a going concern is dependent upon many factors, including the ability of the Company to obtain financing to fund working capital requirements, the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions. The Management's plan in this regard are to raise equity financing as required and keep abreast of the multimedia technology. These financial statements do not include any adjustments that might result from this uncertainty.

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------
2.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      Basis of Consolidation

                  These consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its subsidiaries CYOP Barbados and Moshpit.

                  The consolidated balance sheets, as at December 31, 2000 and 1999 includes the assets and liabilities of the Company, CYOP Barbados and Moshpit. The consolidated statement of operations for the cumulative period from October 1, 1999 (commencement) to December 31, 2000, the year ended December 31, 2000 and the period ended from October 1, 1999 (commencement) to December 31, 1999 include the operating results of the Company, CYOP Barbados and Moshpit for the cumulative period and years then ended. Significant inter-company accounts and transactions have been eliminated.

         (b)      Accounting Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

         (c)      Cash Equivalents

                  Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2000 and 1999, cash and cash equivalents consist of cash only.

         (d)      Fixed Assets

                  Fixed assets are recorded at historical cost. Depreciation is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives, as follows:

                  Audio and visual equipment        20% declining-balance basis
                  Computer hardware                 30% declining-balance basis
                  Computer software                100% declining-balance basis
                  Office furniture and equipment    20% declining-balance basis
                  Leasehold improvements            20% straight-line basis

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e)      Software Development Costs

                  Software development costs are charged to expenses as incurred.

         (f)      Advertising and Promotion

                  The Company expenses advertising and promotion costs as incurred. Total advertising and promotion costs charged to expenses for the year ended December 31, 2000 amounted to $70,805 (1999 - $4,982).

         (g)      Foreign Currency Transactions

                  The Company and CYOP Barbados maintain their accounting records in their functional currency (i.e., US dollars). Foreign currency transactions are translated into their functional currency in the following manner.

                  At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

         (h)      Foreign Currency Translations

                  Assets and liabilities of Moshpit, whose functional currency is Canadian dollars, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

         (i)      Income Taxes

                  The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------
2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (j)      Impairment

                  Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

         (k)      Comprehensive Income

                  The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its consolidated Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS NO. 130 did not change the current accounting treatments for components of comprehensive income.

         (l)      Financial Instruments and Concentration of Risks

                  Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

                  The carrying value of cash and cash equivalents, deposits, refundable tax credits, demand loans and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

                  Moshpit is operating in Canada, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Canadian dollars. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (m)      Reporting on Costs of Start-Up Activities

                  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities", which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principles.

                  The Company has adopted SOP 98-5 and charged all start-up costs incurred during the period to expenses.

         (n)      Accounting for Derivative Instruments and Hedging Activities

                  On June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                  The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         (o)      Stock-based Compensation

                  The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation". SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)

---------------------------------------------------------------------------------

3.       FIXED ASSETS

         ------------------------------------------ ----------------------------------------------------------------
                                                                           December 31, 2000
                                                    ----------------------------------------------------------------
                                                                  Cost            Accumulated              Net book
                                                                                 depreciation                 value
         ------------------------------------------ -------------------- --------------------- ---------------------

         Audio and visual equipment                       $     22,411           $     2,241           $     20,170
         Computer hardware                                     204,682                33,549                171,133
         Computer software                                       3,280                 1,640                  1,640
         Office furniture and equipment                          9,982                 1,043                  8,939
         Leasehold improvements                                 38,182                 3,818                 34,364
         ------------------------------------------ -------------------- --------------------- ---------------------

         Total                                            $    278,537           $    42,291           $    236,246
         ========================================== ==================== ===================== =====================

                                                                           December 31, 1999
                                                    ----------------------------------------------------------------
                                                                  Cost            Accumulated              Net book
                                                                                 depreciation                 value
         ------------------------------------------ -------------------- --------------------- ---------------------

         Computer hardware                                $     11,603           $     1,740           $      9,863
         Office furniture and equipment                            258                    26                    232
         ------------------------------------------ -------------------- --------------------- ---------------------

         Total                                            $     11,861           $     1,766           $     10,095
         ========================================== ==================== ===================== =====================

         For the year ended December 31, 2000, depreciation expenses of $41,002 (1999 - $1,730) were charged to expenses.

4.       SOFTWARE DEVELOPMENT COSTS

         -------------------------------------------------------------- ----------------- --------------------------
                                                                                                    October 1, 1999
                                                                                                      (commencement
                                                                             December 31          of operations) to
                                                                                    2000                December 31
                                                                                                               1999
         -------------------------------------------------------------- ----------------- --------------------------

         Balance, beginning of period                                        $       100          $             --
         Salaries and benefits                                                   715,198                    27,823
         Depreciation on fixed assets                                             33,622                     1,705
         -------------------------------------------------------------- ----------------- --------------------------


         Software development costs charged to expenses                         (748,820)                  (29,428)
         -------------------------------------------------------------- ----------------- --------------------------

         Balance, end of period                                             $        100             $         100
         ============================================================== ================= ==========================

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------
5.       ACQUISITION OF CYOP SYSTEMS INC., BARBADOS

         On November 3, 2000, the Company acquired 100% of the issued and outstanding common shares of CYOP Barbados. As the Company was a non-operating shell company, the transaction resulted in the management of CYOP Barbados having effective operating control of the combined company, with the shareholders of the Company continuing only as passive investors. Accounting principles applicable to reverse acquisition recapitalization have been applied to record this transaction. Under this basis of accounting, CYOP Barbados has been identified as the acquirer and, accordingly, the combined company is considered to be a continuation of the operations of CYOP Barbados with the net liabilities of the Company deemed to have been assumed by CYOP Barbados.

         The net liabilities of the Company assumed by CYOP Barbados are summarized as follows:

         --------------------------------------------------------------------------------------

         Current assets                                                            $     2,399
         Current liabilities                                                           (12,100)
         --------------------------------------------------------------------------------------

         Net liabilities assumed                                                   $    (9,701)
         ======================================================================================

6.       DEMAND LOANS

         -----------------------------------------------------------------------------------------------------------
                                                                                      2000               1999
         -----------------------------------------------------------------------------------------------------------
         a)   Interest at the Bank of Montreal's prime lending
              rate of 7.5% plus 1.5% per annum and unsecured:
              - Mitchell White - shareholder (Cdn$643,048; 1999 -
                  Cdn$186,195)                                                  $      428,642         $    129,006
              - Greenday Inc. - shareholder                                            296,487                   --
              - Cyber Roads Inc.                                                       178,519                   --
              - Tapijkabouter BV                                                        99,157                   --
         -----------------------------------------------------------------------------------------------------------
                                                                                     1,002,805              129,006


         b)   Interest at the Hongkong Bank of Canada's prime lending rate of
              7.5% plus 1% per annum and unsecured - Ameera Group Inc.
                                                                                        75,000                   --

         c)       Non-interest bearing and unsecured
              - Tapijkabouter BV                                                       100,000                   --
         -------------------------------------------------------------------- ------------------ -------------------

                                                                                $    1,177,805          $   129,006
         ==================================================================== ================== ===================


CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

7.       RELATED PARTY TRANSACTIONS

         Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

         (a) Accounts payable and accrued liabilities include the following amounts due to a director of Moshpit and shareholders of the
                  Company:

         ------------------------------------------------------------------------- ---------------------
                                                                            2000                  1999
         ------------------------------------------------------------------------- ---------------------

         Expense reimbursements                                     $      1,636             $    1,020
         Accrued interests                                                40,180                  3,504
         ------------------------------------------------------------------------- ---------------------

                                                                    $     41,816                  4,524
         ====================================================== ===================== =====================

         (b) Accounting fees of $33,946 (1999 - $Nil) were paid to a company controlled by individuals related to a shareholder of the Company and were charged to expenses.

         (c) Promotion fees of $3,397 (1999 - $Nil) were paid to a shareholder of the Company and were charged to expenses.

         (d) Interest expenses of $40,398 (1999 - $3,432) were accrued to shareholders of the Company and were charged to expenses.

         (e)      Demand loans include $725,129 (1999 - $129,006) due to
                  shareholders of the Company. These demand loans bear interests at the Bank of Montreal's prime lending rate of 7.5% plus 1.5% per annum and are unsecured (see Note 6a).

         (f) During the year ended December 31, 2000, the Company issued 9,202,500 common shares at a deemed value of $2,250 to a director of the Company for services rendered.

8.       COMMITMENTS

         Moshpit has entered into lease contracts for automobiles and computer equipment with minimum lease payments for the year ending December 31st, as follows:

         ---------------------------------------------- --------- ------------

         2001                                                  $       88,253
         2002                                                          88,253
         2003                                                          78,356
         2004                                                          20,539
         ---------------------------------------------- ----------------------

         Total                                                 $      275,401
         ============================================== ========= ============

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------
9.       NON-CASH FINANCING ACTIVITIES

         See Note 7(f).

10.      STOCK SPLIT

         On October 23, 2000, the Company increased its number of issued and outstanding common shares to 19,233,000 shares by a forward split on a one (1) for 4.09 basis on its 4,700,000 common shares issued and outstanding on that day. The par value of the common shares after the forward split is $0.0001 per share. The forward split is deemed to have taken effect on November 1, 1999. All share data have been restated to reflect retroactively the effects of the split.

11.      INCOME TAXES

         (a) A reconciliation of the statutory income tax to the Company's effective income tax rate is as follows:


         --------------------------------------------------------------- -----------------
                                                                2000              1999
         --------------------------------------------------------------- -----------------

         Statutory income tax rate                               15%               15%
         Tax losses not benefited                               (15%)             (15%)
         --------------------------------------------------------------- -----------------

         Effective income tax rate                               --                --
         =============================================================== =================

         (b) The tax effect of temporary differences that give rise to the Company's deferred tax assets (liabilities) are as follows:

         ----------------------------------------------------------------------------------------------
                                                                                 2000             1999
         ----------------------------------------------------------------------------------------------

         Undepreciated capital cost of capital assets over their net
         book value                                                      $       19,000       $         --

         Estimated tax loss carryforwards                                       627,700              3,800

         Less: valuation allowance                                             (646,700)            (3,800)
         ------------------------------------------------------------- ------------------ -----------------

                                                                         $           --       $         --
         ============================================================= ================== =================

         The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

         As at December 31, 2000, the Company has non-capital losses of approximately $1,386,000 which can be carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2006 through 2007.

CYOP SYSTEMS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
(formerly Triple 8 Development Corporation)
(A development stage company)

Notes to Consolidated Financial Statements
December 31, 2000 and 1999
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

12.      SEGMENTED INFORMATION

         (a)      Industry Information

                  The Company operates in one reportable operating segment, being in the developing and providing multimedia transactional technology solutions and services on internet for the entertainment industry.

         (b)      Geographic Information

                  All the Company's operations and fixed assets are located in Canada.

13.      CONTINGENCIES

         The Company has no insurance coverage on commercial and third party liabilities. The Management considers the occurrence of a loss or damage to property of the Company or loss resulting from injury to others or damage to property of others is remote and not determinable.

14.      SUBSEQUENT EVENT

         (a) The following shares were allotted for cash subsequent to the year ended December 31, 2000:

                  - 64,000 common shares were allotted at $1.00 per share; and - 13,000 common shares were allotted at $1.40 per share.

         (b) Subsequent to the year ended December 31, 2000, the Company granted a stock option of 25,000 common shares at $1.00 per share to a service provider. The stock option expires May 9, 2004.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

The following exhibits are filed with this Form 10-SB:

ASSIGNED
NUMBER                  DESCRIPTION


3.1*                    Articles of Incorporation
3.2*                    By-Laws
10*                     Share Purchase Agreement
21*                     Subsidiaries of Registrant


*        Previously Filed


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            CYOP SYSTEMS
                                            INTERNATIONAL INCORPORATED
                                            (Registrant)


Date:    July 3, 2001               By:
                                            ------------------------------------
                                             Mitch White, C.E.O., C.F.O.,
                 .                           and Director